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                                                         Exhibit 1
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                   FIELD POINT CAPITAL MANAGEMENT COMPANY





                                     August 17, 1994





     Mr. James S. Gleason
     Gleason Corporation
     1000 University Avenue
     Rochester, New York  14692


     Dear Jim:

               As a long-time significant stockholder of Gleason Corporation, I am obviously deeply committed to the Company and the best interests of its stockholders. Over the past five years, I have had a number of conversations with you and other members of management concerning the Company's business and prospects, as well as regarding possible transactions that could strengthen Gleason and maximize its value for the benefit of all of its stockholders.

               As you know, my affiliate, Field Point Capital Management Company, in the past has indicated its willingness to make an acquisition proposal for all of the outstanding shares of Gleason at a price that would represent a premium over the then-current market price of the stock as well as would reflect the inherent value of the Company. However, management discouraged and by its actions indicated that it would not consider any such acquisition proposal. Instead, it undertook a course of action which unfortunately has not benefited stockholders and has resulted in a material decline in the Company's stock price.

               We have been patient during this time period, but now believe that the interests of Gleason and its stockholders would be best served by the sale of Gleason at a price which reflects its value and which is eminently fair to its stockholders. Accordingly, Field Point is pleased to present a proposal pursuant to which a company to be formed by Field Point would merge with and into Gleason, with the outstanding Gleason shares converted into the right to receive $18.00 per share in cash, a significant premium over















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     Mr. James S. Gleason
     August 17, 1994
     Page 2

     the closing price last Friday of $11.50 per share. You should recognize that this proposal is based solely upon my present knowledge of the Company from its publicly available information. The funds necessary to consummate this proposal will be provided in part through Field Point Capital Management Company and affiliates. We have met with major financial institutions who have indicated they would be willing to provide the balance of the necessary financing, subject to the satisfaction of normal terms and conditions.

               The proposed transaction would be subject to the satisfactory completion of a due diligence investigation and the execution of a mutually satisfactory acquisition agreement which would contain provisions typical of transactions of this type, including customary representations, warranties and closing conditions. We look forward to discussing in detail our proposed transaction, the sources of our financing, management's role after the closing, and any other matters you may wish to consider in a personal meeting.

               In addition, on a personal level, I look forward to the opportunity to work together with you and your management team in the future in a joint effort to make Gleason grow and prosper. As a 13D filer, I am required to make this letter public by an amendment to our existing 13D filing, which I am doing today.

               Hopefully, upon reflection, you will agree that this proposal makes a great deal of sense for Gleason and its stockholders and ought to be accomplished. Please understand that it is my desire to carry this transaction forward with you on an amicable basis.

               Looking forward to hearing from you promptly. Best personal regards.

                                   Sincerely,

                                   /S/ G. S. BECKWITH GILBERT

                                   G. S. Beckwith Gilbert
                                   President

     cc:  The Board of Directors of Gleason Corporation